SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Earnings Release 1Q21

Copel reports adjusted EBITDA of R$ 1.4 billion in the first quarter

1Q21 Results
Conference Call
5.6.2021 – 1:00 p.m E T
2:00 p.m Brazilian Time
Telephone
(+1 646) 843-6054
Code: Copel

- EBITDA (including discontinued operations) of R$ 1,371 million in 1Q21 (+ 19%)
- Net income (including discontinued operations) of R$ 795 million in 1Q21 (+ 56%)
- 1st UNIT Program is approved by Board of Directors (negotiation of CPLE 11 since Apr-26)
- Dividend payment of R$ 1,250 million on April 30 (1st portion)
- 2.6% growth in the Grid Market (Copel Dis) in 1Q21
- Lot E - 100% in commercial operation

	1Q21 (1)	4Q20 (2)	1Q20 (3)	Var.% (1/3)
Net Operating Revenues (R$ million)	4,985.8	5,655.2	4,066.7	22.6
Operating Costs and Expenses (R$ million)	4,026.3	4,724.6	3,242.8	24.2
Operating Income (R$ million)	1,027.1	1,039.0	761.9	34.8
Net Income (R$ million)	795.2	1,123.4	510.9	55.6
Earnings per share (R$)[1]	2.75	3.89	1.84	49.7
EBITDA (R$ million)	1,303.2	1,308.7	1,096.8	18.8
Return on Shareholders' Equity (annualized)[2]	16.7%	28.1%	12.1%	37.3
Grid Market (GWh)	8,041	8,019	7,837	2.6
Capex (R$ million)[3]	444.9	620.2	296.9	49.8
EBITDA Margin	26.1%	23.1%	27.0%	(3.1)
Operating Margin	20.6%	18.4%	18.7%	10.0
Net Margin	15.9%	19.9%	12.6%	26.9

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Consider the initial shareholders' equity for the year.
[3] Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Mar-21	Dec-20	Sep-20	Jun-20	Mar-20
Power Purchase Average Rate - Copel Dis [1]	207.43	216.18	211.30	207.80	196.24
Retail Average Rate - Copel Dis[2]	538.08	537.81	536.07	525.96	536,70
Sales to Distributors Average Rate - Copel GeT[3]	201.89	201.30	199.95	196.95	198.50

Indicators	Mar-21	Dec-20	Sep-20	Jun-20	Mar-20
Equity (R$ Thousand)	19,538,243	20,250,518	20,329,426	19,649,760	18,109,128
Net debt (R$ Thousand)	6,386,930	6,400,329	6,389,260	7,433,039	7,763,820
Book Value per Share (R$)	7139.7%	74.00	74.29	71.80	66.17
Net debt/ Shareholders' Net Equity[4]	49.3%	49.1%	50.7%	54.8%	61.8%
Current Liquidity	1.1	1.2	1.4	1.5	1.5

[1] Considers PIS/COFINS.
[2] Does not consider tariff flags. ICMS net.
[3] Considers PIS/COFINS. ICMS net.
[4] Considers gross debt without endorsements and guarantees.

CPLE3 | R$ 6.47
CPLE6 | R$ 6.55
ELP | US$ 1.15
XCOP | € 1.05
Market value | R$ 17.8 bi
* Quotes 03.31.2021.

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	8
2.1 Operating Revenues	8
2.2 Operating Costs and Expenses	9
2.3 Equity in the Earnings of Subsidiaries	12
2.4 EBITDA	13
2.5 Financial Result	14
2.6 Consolidated Net Income	15
2.7 Consolidated Income Statement	16
3. Main Accounts and Balance Sheet Changes	17
3.1 Main Accounts	17
3.2 Balance Sheet – Assets	19
3.3 Debt	20
3.4 Balance Sheet – Liabilities	23
4. Performance of the Main Companies	24
4.1 Copel Geração e Transmissão (Consolidated Result)	24
4.2 Copel Distribuição	26
4.3 Copel Telecomunicações	27
4.4 Copel Comercialização (Copel Mercado Livre)	29
4.5 Accounting Information	30
5. Investment Program	31
6. Power Market and Tariffs	32
6.1 Captive Market – Copel Distribuição	32
6.2 Grid Market (TUSD)	32
6.3 Electricity Sales	33
6.4 Total Energy Sold	33
6.5 Energy Flow	36
6.6 Tariffs	41
7. Capital Market	43
7.1 Capital Stock	43
7.2 Stock Performance	44
7.3 Dividends and Interest on Own Capital	46
8. Operating Performance	47
8.1 Power Generation	47
8.2 Transmission	51
8.3 Distribution	53
8.4 Telecommunications	55
8.5 Equity Interests	56
8.6 New Projects	56
9. Other Information	58
9.1 Human Resources	58
9.2 Main Operational Indicators	59
9.3 Conference Call 1Q21 Results	60
Exhibit I – Consolidated Cash Flow Statement	61
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	62
Exhibit III – Financial Statements by Company	66
Balance Sheet by Company	66

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1. Main Events in the Period

In 1Q21, earnings before interest, taxes, depreciation and amortization reached R$ 1,303.2 million, 18.8% higher than the R$ 1,096.8 million recorded in 1Q20. This result reflects, basically, the growth of 31, 4% in the “electricity sales to distributors” line, mainly due to the sale of 687 GWh of energy produced by TTP Araucária (“UEGA”) in 1Q20 and the higher volume of electricity sold in bilateral contracts by Copel Mercado Livre; (ii) the 7.9% increase in the “use of the main distribution and transmission grid” line, the effect of the 2.6% growth in the DISCO's grid market and the periodic tariff review of the 060/2001 transmission agreement and the tariff readjustment applied to other transmission agreements in July 2020 and (iii) the 42.2% reduction in the “provisions and reversals” line, partially offset by the 12.7% increase in “electricity purchased for resale” and 22.7% in third-party services. More information in item 2.4.

1st UNIT Program approved

On April 23, 2021, the 1st Share Conversion Program and Formation of Share Deposit Certificates (“UNITS”) was approved by the Board of Directors, which started to be traded under the CPLE11 code as of April 26, 2021 in the stock market of B3 SA - Brasil, Bolsa, Balcão. During the application period, non-controlling shareholders accounted for: (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into class “B” preferred shares , the total conversion of 82,330,391 class “B” preferred shares into common shares; and (ii) the formation of 248,134,108 UNITs, at the central depository of assets. The State of Paraná, as the controlling shareholder and pursuant to items 1.10 and 2.6 of the 1st UNIT Program, required (i) the conversion of 115,969,784 common shares into class “B” preferred shares; and (ii) the formation of 28,992,446 “UNITs, in the book-entry environment. Consequently, after the conversions, the State maintained its participation of 31.1% in the total capital of the Company, being 5.3% in "UNITs". The capital stock of R $ 10,800,000,000.00, fully subscribed and paid up, after the conversion of shares, is now represented by 2,736,553,750 shares, with no par value, of which 1,054,090,460 common shares, 3,128,000 class “preferred shares” A ”, and 1,679,335,290 class“ B ”preferred shares; and (ii) the total formation of 277,126,554 “UNITs”. The following table shows the corporate structure of the Company after the conversions:

3

Basic Network of the Existing System ("RBSE") - Aneel approves re-profiling

ANEEL, in an extraordinary board meeting held on April 22, 2021, approved the re-profiling of the payment of the financial component of the Basic Network of the Existing System ("RBSE"), established in Ordinance MME No. 120/2016, the decision provides for the review the expected payment curve to end in the 2024/2025 cycle, reducing the payment of amounts for the 2021/2022 and 2022/2023 cycles and increasing from 2023/2024 with extension of payments until the 2027/2028 cycle. The re-profiling of RBSE has the objective of easing the tariff impact to the final consumers of the DISCOs in the face of the economic crisis caused by the Covid-19 pandemic.

It should be noted that the new payment flow preserves the economic value of the operation and the remuneration of the amounts by the WACC approved in the last tariff review, whose conditions were set by the agency for the entire payment horizon, with a view to maintaining regulatory stability and mitigating risk sectoral.

Commercial Start of TL (500 kV) Curitiba Leste - Blumenau

On April 12, 2021, the Company received the Definitive Release Terms (TLDONS / 159/4/2021 and TLDONS / 161/4/2021) for entry into commercial operation, of the Transmission Line (“TL”) 500 kV Curitiba Leste - Blumenau, with retroactive effects to April 1, 2021. With 144.5 km in length (simple circuit) and R$ 192 million in investments made, the 100% Copel GeT project will provide an increase of R$ 38.6 million in the Company's Allowed Annual Revenue (“APR”). TL Curitiba Leste - Blumenau was the last of the developments in Lot E of the Aneel Auction 05/2015. As a result, Copel GeT now receives R$ 119 million referring to 100% of the APR of this set of assets.

4

Public Hearing for Copel Distribuição's 5th Tariff Review Cycle

On March 30, 2021, Aneel published Notice of Public Hearing Nº 11/2021 which aims to obtain subsidies for the process of the 5th Periodic Tariff Review Cycle of Copel Distribuição, with the net value of the regulatory remuneration base (“RAB”) was preliminarily set at R$ 8.3 billion. The notice also includes preliminary information on other items in the process, such as: (i) Portion A, which includes costs with charges, transportation and electricity, of R$ 9,031,844,871; (ii) Portion B, comprising operating costs, annuities, remuneration, depreciation, sunk revenue and others, of R$ 2,740,900,806; and (iii) Factor X, defined based on the potential gains in productivity, compatible with the growth of the market and the number of consumer units, the quality of service, and the transition from efficient operating costs, of -0.49%. The benchmark for regulatory losses was proposed at 5.47% on the injected energy for technical losses and 4.87% on the low voltage market for non-technical losses for the entire cycle, with no reduction target. Also according to the Agency, a preliminary rate review rate of 9.67% was established (average effect to be perceived by the consumer). The amounts are preliminary and are subject to the final decision of the regulatory body after the conclusion of the public consultation process.

SHP Bela Vista finishes filling the reservoir

In the second half of April, the filling process for the Bela Vista Small Hydroelectric Power Plant, installed by Copel on the Chopim River, between the cities Verê and São João, in the southwest of Paraná, was successfully completed. Copel GeT, through the Bela Vista Geração Consortium, participated in the A-6 auction, held on August 31, 2018, and sold 14.7 MW of SHP Bela Vista, at a price of R$ 195.70/MWh. The electricity sale contract starts to be supplied on January 1, 2024, with a 30-year term and annual readjustment by the IPCA. With planned investments in the order of R$ 200 million, the project will have 29.8 MW of installed capacity and will produce electricity for approximately 100 thousand people. Adopting the appropriate safety measures and paying special attention to the rescue of fish and terrestrial fauna, the reservoir formation process, which occupies an area of 266 hectares, lasted approximately 1 (one) week. Around the entire dam, a strip of 100 meters of vegetation will be maintained, making up the permanent preservation area. Work is now focused on completing the assembly of the equipment at the SHP powerhouse, which houses the turbine and generator sets. Also underway are the works to install the high voltage distribution line (138 thousand volts), 18 km long, which will connect the electricity generated by the SHP to the interconnected system.

5

66th Ordinary General Meeting and Payment of Intermediate Dividends

On April 29, 2021, the 66th Annual Shareholders' Meeting (“AGM”) of the Company approved the proposal for the allocation of the results for the fiscal year 2020, being: (i) R$ 807.5 million for payment of interest on own capital (“IOC”), partially replacing the mandatory minimum dividends, which were declared at the 209th Ordinary Meeting of the Board of Directors, dated 12/09.2020; (ii) R$ 781.3 thousand for the payment of complementary dividends to the shareholders holding PNA shares, which were declared and paid, as resolved at the 206th Ordinary Meeting of the Board of Directors, on September 16, 2020; (iii) R$ 210.3 million to pay dividends in addition to the mandatory minimums.

On April 30, 2021, the Company paid R$ 1,250.0 million, as interim dividends, and will pay, by the end of the 2021 fiscal year, an additional R$ 257.4 million, pursuant to resolution of Copel's Board of Directors at the 212th Ordinary Meeting, on March 17, 2021, as well as with the Dividend Policy approved on 1/20/2021. The position with right was March 31, 2020 and “ex-dividend” date of April 1, 2020 (inclusive).

Election of the members of the Company's Board of Executive Officers

At the 66th Ordinary General Meeting, held on April 29, 2021, the following members were elected / re-elected to compose the Company's Board of Executive Officers, for the term of 2021 to 2023:

Election of the members of the Company's Supervisory Board

At the 66th Ordinary General Meeting, held on April 29, 2021, the following members were elected / re-elected to compose the Company's Supervisory Board, for the term of 2021 to 2023:

6

Election of the members of the Company's Appointment and Evaluation Committee

At the 66th Ordinary General Meeting, held on April 29, 2021, the following members were elected / re-elected to compose the Company's Appointment and Evaluation Committee, for the term of 2021 to 2023:

Coronavirus (COVID-19) - Contingency Commission

As of March 2020, Copel's Management issued rules aimed at ensuring compliance with measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts in the administrative, operations and economic-financial areas.In this line, Copel established a Contingency Commission, with the objective of monitoring and mitigating the impacts and consequences in the main activities of the Company, based on the 4 defined pillars: (i) safety of people, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of the regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis. Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of work in the home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electricity, telecommunications and piped gas infrastructure, preserving the health of its professionals, their safe access to locations of work, an environment that preserves the distance between individuals, hygiene and access to personal protective equipment. Likewise, Copel adopted several actions in favor of its customers, maintaining the reliability and availability of its plants, of the electricity and gas transmission and distribution systems and of telecommunications, so that they can stay connected and take advantage of the Company services in this critical moment of pandemic and social distance. Copel and its employees go to great lengths to ensure that Copel customers and their families remain healthy and safe in their homes, maintaining all the services that contribute to providing comfort and connectivity to everyone.

GSF renegotiation

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism (“MRE”) since 2012, with the worsening of the water crisis. On December 1, 2020, Aneel Normative

7

Resolution No. 895/20 was issued, which establishes the methodology for calculating the compensation and the procedures for the renegotiation of the hydrological risk, which will occur through the extension of the concession period for generation grants and will be recognized as an intangible asset in exchange for the compensation of electricity costs.

On March 2, 2021, CCEE released the hydrological risk renegotiation calculations, which total R$1,366 million for the 15 eligible plants of the Company, equivalent to approximately 510 days of average extension of the grant of its plants. As of the date of publication of the 1Q21 ITRs, the Company has not yet adhered to the renegotiation of the hydrological risk, as Management is awaiting approval by Aneel to assess the possible adherence to the terms of the renegotiation and waiver of future questions or legal actions in relation to hydrological risks in question.

Copel Distribuição - efficient by 14.3%

Copel Distribuição recorded EBITDA of R$ 341.8 million in 1Q21, 19.1% less than the R$ 422.7 million recorded in 1Q20. This amount was 14.3% above the regulatory EBITDA of R$ 299.1 million in the same period, equivalent to an efficiency of R$ 42.7 million.

2. Financial Performance

The analyzes below refer to the first quarter of 2021, compared to the same period of 2020.

2.1 Operating Revenues

Net operating revenue totaled R$ 4,985.8 million in 1Q21, an increase of 22.6% in relation to the R$ 4,066.7 million recorded in 1Q20. This result mainly reflects (i) the 31.4% growth in the “electricity sales to distributors” line, mainly due to the commercialization of 687 GWh of energy produced by TTP Araucária (“UEGA”) in 1Q21 and the higher volume of electricity sold in bilateral contracts by Copel Mercado Livre; and (ii) the 7.9% increase in the “use of the main distribution and transmission grid” line, the effect of the 2.6% growth in the DISCO's grid market and the periodic tariff review of the 060/2001 transmission agrement and the tariff readjustment applied to other transmission agrements in July 2020. This result was partially offset (i) by the “electricity sales to final custumers” line, which decreased by 0.5%, reflecting the lower volume of electricity sold to captive consumers of the DISCO; and (ii) a 2.4% reduction in the "distribution of piped gas" line, mainly influenced by the reduction in the volume of gas supply, due to the closure of Compagas' large client activities in 1Q20 and the effects of the Covid-19 pandemic that reduced economic activity.

8

It should also be noted that, as a result of the progress of the divestment process of Copel Telecomunicações, Copel's Management concluded that, on September 30, 2020, the requirements of CPC 31 were met to classify the assets and liabilities of the telecommunications segment as kept for sale and also for the disclosure of this segment as a discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the "Personnel and Management" and "Pension and healthcare plans"). More information in NE nº 41 of the ITR.

2.2 Operating Costs and Expenses

In 1Q21, operating costs and expenses increased 24.2%, totaling R$ 4,026.3 million, mainly as a result of (i) an 80.5% growth in the “charges of the main distribution and transmission grid”, due to higher expenses with System Service Charges - (ESS), due to the higher dispatch of thermal plants outside the order of merit in the period; and (ii) the registration of R$ 320.2 million in the line "material and supplies for power electricity", compared to R$ 130.5 million in 1Q20, as a result of the greater acquisition of natural gas for the operation of UEGA.

9

“Electricity purchased for resale” costs increased 12.7% as a result of (a) the higher cost of bilateral contracts to cover the higher volume of electricity sold by Copel Mercado Livre, and (b) the impact of the dollar variation on the energy contract with Itaipu, partially offset by the lower average PLD (R$ 171.68/MWh in 1Q21 compared to R$ 217.57/MWh in 1Q20).

Also noteworthy is the (i) reduction of 42.2% in the line "provisions and reversals", with provisions of R$ 74.9 million in 1Q21, of which R$ 41.9 million refer to the provision for doubtful debts (of which R$ 39.8 million was recorded at Copel Dis) and R$ 32.9 million for litigation, mainly labor (R$ 28.5 million) and civil and administrative (R$ 16 , 3 million registered in 1Q21); and (ii) a 6.7% drop in “Natural gas and supplies for the gas business”, reflecting the reduction in demand for the input due to the effects of the pandemic on the Compagas market.

10

PMSO costs (except for estimated losses and the provisions and reversals line) grew 13.0%, reflecting the (i) 22.7% increase with third-party services, mainly for the maintenance of the electrical system, (ii) 10.8% growth in expenses with “personnel and management” and (iii) 17.9% increase in “other operating costs and expenses”, due to higher costs with property and vehicle rental contracts, partially offset by reduction of 24.2% in the material line, explained by lower expenses with fuels, vehicle parts and material for the electrical system.

Specifically on costs with “personnel and management”, the 10.8% increase is related to the higher record of profit sharing program (“PLR”) and performance premium (“PPD”), which are due to the higher results of the Company, highlighting that the PPD had not been provisioned in 1Q20. Neutralizing the effects of the provision for PPD and PLR, the “P” line would have reduced 1.9% in comparison with the same period of the previous year, despite the 3.89% salary readjustment, according to the collective agreement in October 2020, offset partially due to the reduction in the number of employees and the cost reduction policy.

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It is also noteworthy that Copel's Management concluded, on September 30, 2020, that the requirements of CPC 31 were met to classify the assets and liabilities of the telecommunications segment as held for sale and, also, for the disclosure of this segment as discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the "Personnel and management" and "Pension and healthcare plans"). More information in note 41 of the ITR.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that will be sold ceased, after their reclassification to current assets, in the line of assets classified as held for sale, in compliance with what determines item 25 of CPC 31.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of subsidiaries reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

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R$'000

Company	1Q21 (1)	4Q20 (2)	1Q20 (3)	Var. % (1/3)
Joint Ventures	**81,359**	**107,707**	**17,562**	**363.3**
Voltalia São Miguel do Gostoso I Participações S.A.	(1,667)	211	(3,845)	(56.6)
Caiuá Transmissora de Energia S.A.	2,906	535	(14,146)	-
Integração Maranhense Transmissora de Energia S.A.	4,760	7,804	2,456	93.8
Matrinchã Transmissora de Energia (TP NORTE) S.A.	25,166	2,763	6,886	265.5
Guaraciaba Transmissora de Energia (TP SUL) S.A.	8,067	9,035	10,717	(24.7)
Paranaíba Transmissora de Energia S.A.	9,970	19,620	2,770	259.9
Mata de Santa Genebra Transmissão S.A.	19,858	23,190	5,584	255.6
Cantareira Transmissora de Energia S.A.	12,337	44,549	7,140	72.8
Solar Paraná	(38)	-		
Associates	**5,375**	**2,442**	**5,310**	**1.2**
Dona Francisca Energética S.A.	2,243	2,441	2,277	(1.5)
Foz do Chopim Energética Ltda.	3,132	6	3,072	2.0
Dominó Holdings S.A.	-	(5)	(34)	-
Others [1]	-	-	(5)	-
TOTAL	86,734	110,149	22,872	279.2

[2] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

2.4 EBITDA

In 1Q21, earnings before interest, taxes, depreciation and amortization reached R$ 1,303.2 million, 18.8% higher than the R$ 1,096.8 million recorded in 1Q20. This result reflects, basically, the growth of 31, 4% in the “electricity sales to distributors” line, mainly due to the sale of 687 GWh of energy produced by TPP Araucária (“UEGA”) in 1Q20 and the higher volume of energy sold in bilateral contracts by Copel Mercado Livre; (ii) the 7.9% increase in the “use of the main distribution and transmission grid” line, the effect of the 2.6% growth in the DISCO's grid market and the periodic tariff review of the 060/2001 transmission agreement and the tariff readjustment applied to the other transmission agreements in July 2020 and (iii) the 42.2% reduction in the “provisions and reversals” line, partially offset by the 12.7% increase in “electricity purchased for resale” and 22.7% in third-party services.

Excluding non-recurring items, adjusted EBITDA was R$ 1,374.8 million, 12.9% higher than that recorded in 1Q20. Non-recurring items are listed in the following table:

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If we do not consider Equity Income, the adjusted EBITDA for 1Q21 would be R$ 1,288.0 million, an increase of 7.8% in relation to 1Q20.

2.5 Financial Result

In 1Q21, the financial result was a negative R$ 19.1 million, compared to a negative R$ 84.8 million in 1Q20. Financial income totaled R$ 268.3 million, an increase of 28.3% compared to the R$ 209.1 million recorded in the same period of the previous year, mainly reflecting the monetary variation of the IGP-DI applied to the balance of the pass-through CRC and 51.8% growth in arrears on energy bills, reflecting the higher balance of overdue accounts due to the economic crisis.

Financial expenses totaled R$ 287.5 million, a balance 2.2% lower than that recorded in 1Q20, as a result of the lower variation in debt charges, mainly the lower interest on loans and financing.

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2.6 Consolidated Net Income

In 1Q21, Copel recorded net income of R$ 759.2 million, an amount 50.5% higher than the R$ 504.6 million presented in the same period in 2020.

The above figures do not consider the effects of the accounting reclassification referring to Copel Telecom's “discontinued operation”. Accordingly, including the amounts arising from discontinued operations, Copel recorded a net profit of R$ 795.2 million in 1Q21, an amount 55.6% higher than the R$ 510.9 million presented in the same period in 2020. More information in the explanatory note nº 41 of the ITR.

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2.7 Consolidated Income Statement

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3. Main Accounts and Balance Sheet Changes

The main accounts and changes in the Balance Sheet in relation to December 2020 are described below. Additional information can be found in the Notes to our Quarterly Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

As of March 31, 2021, cash and cash equivalents of Copel's wholly-owned subsidiaries (cash, cash equivalents and bonds and securities) totaled R$ 3,228.3 million, 8.4% lower than the R$ 3,523.2 million registered in December, 2020. These funds were mainly invested in Bank Deposit Certificates (CDBs) and repo operations. These investments yield between 85.0% and 101.5% of the variation rate of the Interbank Deposit Certificate - CDI.

CRC Transferred to the State of Paraná

Through the fourth amendment to the CRC Account Agreement signed on January 21, 2005, the Company renegotiated the recoverable rate deficit account or CRC Account balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, to be paid in 244 monthly installments recalculated by the “price” amortization system, adjusted for IGP-DI, plus interest at 6.65% per year. The first installment was due on January 30, 2005, with subsequent and consecutive due dates.The Company's management and the State of Paraná formalized the fifth amendment to the agreement on October 31, 2017. The State of Paraná has been strictly meeting the payments under contracted conditions, 49 monthly installments remaining. The outstanding balance of the CRC Account, as of March,31, 2021, is R$ 1,428 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. As of March 31, 2021, the Company had a net asset of R$ 427 million. More detail in our Quarterly Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution, and distribution of natural gas activities. The amounts refer to (i) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$ 684.0 million), (ii) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$ 994.5 million), (iii) the gas distribution concession agreement - Compagas (R$ 205.1 million) and (iv) to the electricity generation concession contract due to the expiration of the concessions of HPP GPS and HPP Mourão I (R$ 85.7 million). On March 31, 2021, the balance of the account totaled R$ 1,969.6 million. More details in our Quarterly Information (Note 10).

17

Contract Assets

CPC 47/IFRS 15 came into effect on January 1, 2018 and brought the concept of “contract assets” referring to the right to consideration conditioned to the copliance with obligations to operate and maintain infrastructure, rather than passage of time only (concept of “financial asset”). Consequently, the Company changed the classification of assets related to the concession of electric power distribution and transmission, and distribution of piped gas services into contract assets. The construction works for the distribution of electric power and piped gas are now classified as contract assets during the construction period (reclassification from ongoing intangible assets into contract assets). The Company also changed the classification to contract assets of RBSE assets ratified for consideration after the first Permitted Annual Revenue - APR cycle, which started in July 2017. On March 31, 2021, the account balance totaled R$ 5,804.0 million. More details in our Quarterly Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in the “investments” account grew 3,1% in 1Q21, mainly reflecting the equity in earnings recorded in the period. The “fixed assets” account decreased 1.1%, mainly due to the depreciation of the period. The “intangible” account reduced by 0.2%.

Right-of-use assets

With the adoption of CPC 06 (R2) / IFRS 16, the company recognized the right-of-use asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right-of-use asset and the interest of the lease separately in the result. As of March 31, 2021, the balance of the account totaled R$ 195.2 million. More details in our Quarterly Information (Note 28).

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3.2 Balance Sheet – Assets

R$'000

Assets	Mar-21 (1)	Dec-20 (2)	Mar-20 (3)	Var.% (1/3)
CURRENT	**11,433,290**	**11,407,430**	**7,903,235**	**44.7**
Cash and cash equivalents	2,924,126	3,222,768	3,014,957	(3.0)
Bonds and securities	1,505	1,465	1,446	4.1
Collaterals and escrow accounts	224	197	140	60.0
Customers	3,631,671	3,768,242	3,063,661	18.5
Dividends receivable	68,863	67,066	70,129	(1.8)
CRC transferred to the State of Paraná	298,440	287,789	223,793	33.4
Sectorial financial assets	388,308	173,465	311,518	24.7
Account receivable related to concession	5,186	4,515	61,176	(91.5)
Contract Assets	268,759	285,682	106,792	151.7
Other current receivables	554,596	514,185	486,106	14.1
Inventories	159,094	162,791	139,891	13.7
Income tax and social contribution	176,428	86,410	227,581	(22.5)
Other current recoverable taxes	1,661,458	1,565,323	169,068	882.7
Prepaid expenses	32,274	36,987	26,750	20.7
Related parties	1,059	-	227	366.5
Assets classified as held for sale	1,261,299	1,230,546		
NON-CURRENT	**35,770,856**	**35,377,232**	**30,396,867**	**17.7**
Long Term Assets	**16,452,231**	**16,090,278**	**10,946,337**	**50.3**
Bonds and securities	302,643	299,065	291,239	3.9
Other temporary investments	20,538	22,385	22,375	(8.2)
Collaterals and escrow accounts	147,905	133,521	127,156	16.3
Customers	49,732	51,438	55,416	(10.3)
CRC transferred to the State of Paraná	1,129,585	1,104,835	1,096,118	3.1
Judicial deposits	491,049	486,746	502,866	(2.3)
Sectoral financial assets	129,436	173,465	65,914	96.4
Account receivable related to concession	1,964,370	1,897,825	2,566,018	(23.4)
Contract Assets	5,535,218	5,207,115	4,049,447	36.7
Other non-current receivables	818,924	845,460	685,812	19.4
Income tax and social contribution	54,755	137,778	142,566	(61.6)
Deferred income tax and social contribution	1,235,620	1,191,104	1,033,397	19.6
Other non-current recoverable taxes	4,572,412	4,539,498	307,881	1,385.1
Prepaid expenses	44	44	132	(66.7)
Investments	**2,814,120**	**2,729,517**	**2,562,826**	**9.8**
Property, plant and equipment, net	**9,395,356**	**9,495,460**	**10,433,999**	**(10.0)**
Intangible assets	**6,913,972**	**6,929,456**	**6,351,724**	**8.9**
Right to use an asset	**195,177**	**132,521**	**101,981**	**91.4**
TOTAL	47,204,146	46,784,662	38,300,102	23.2

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3.3 Debt

Gross Debt

Copel's total consolidated debt totaled R$ 9,635.7 million on March 31, 2021, down 3.1% in relation to the amount recorded on on December 31, 2020, of R$ 9,946.0 million. It should be noted that there was a reclassification to Liabilities associated with assets classified as held for sale (Note 41).

No final do 1T21, o endividamento bruto da Companhia representava 49,3% do patrimônio líquido consolidado, de R$ 19.538,2 milhões, equivalente a R$ 7,14 por ação (Valor Patrimonial por Ação – VPA), e R$ 7,03 por ação considerando o Patrimônio Líquido atribuído aos acionistas controladores. A composição dos saldos de empréstimos, financiamentos e debêntures está demonstrada na tabela a seguir

At the end of 1T21, the Company's gross debt represented 49.3% of consolidated shareholders’ equity, of R$ 19,538.2 million, equivalent to R$ 7.14 per share (Book Value per Share) and R$ 7.03 per share considering the Shareholders' Equity attributed to the controlling shareholders. The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

20

Endorsements and Guarantees

Until March 31th, 2021, the Company had R$ 977.5 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

EBITDA 12 months. Does not consider discontinued operations. Excludes equity income. Current: Cash and cash equivalents, marketable securities, collaterals and escrow accounts. Non-current: Securities, other temporary investments, collaterals and escrow accounts. Debt: Loans, financing and debentures (current and non-current).

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

21

Accounts Payable related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of March, 2021, totaled R$ 1,539.6 million, 1.1% lower than that registered in January 1st, 2021 (R$ 1,555.7 million), distributed in lawsuits of the following natures: civil (R$ 620.3 million), regulatory (R$ 97.0 million), fiscal (R$ 174.7 million), labor (R$ 595.3 million) and employee benefits (R$ 52.4 million). (Note 30.2).

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3.4 Balance Sheet – Liabilities

R$'000

Liabilities	Mar-21 (1)	Dec-20 (2)	Mar-20 (3)	Var.% (1/3)
CURRENT	**10,203,834**	**9,654,392**	**5,167,614**	**97.5**
Payroll, social charges and accruals	743,378	684,046	353,230	110.5
Suppliers	2,036,920	2,291,307	1,533,067	32.9
Income tax and social contribution payable	817,502	681,831	105,119	677.7
Other taxes due	430,859	490,608	342,605	25.8
Loans, financing and debentures	1,769,527	2,599,088	1,480,613	19.5
Minimum compulsory dividend payable	2,480,705	991,887	616,351	302.5
Post employment benefits	69,196	69,231	67,767	2.1
Customer charges due	31,002	33,712	13,796	124.7
Research and development and energy efficiency	434,698	380,186	353,791	22.9
Accounts Payable related to concession	96,646	88,951	73,910	30.8
Net sectorial financial liabilities	90,582	188,709	-	-
Lease liability	41,826	41,193	32,394	29.1
Other accounts payable	251,661	235,400	194,971	29.1
PIS and COFINS to be refunded to costumers	122,440	121,838	-	
Provision for litigation	-	-	-	-
Liabilities associated with assets classified as held for sale	786,892	756,405		
NON-CURRENT	**17,462,069**	**16,879,754**	**15,023,360**	**16.2**
Subsidiaries and Affiliates	-	-	-	-
Suppliers	142,218	145,145	192,347	(26.1)
Deferred income tax and social contribution	514,598	484,338	310,501	65.7
Other taxes due	613,595	622,483	658,313	(6.8)
Loans, financing and debentures	7,866,215	7,346,924	9,718,005	(19.1)
Post employment benefits	1,436,218	1,424,383	1,133,832	26.7
Research and development and energy efficiency	249,222	284,825	312,213	(20.2)
Accounts Payable related to concession	687,627	642,913	549,332	25.2
Net sectorial financial liabilities	-	-	103,319	-
Lease liability	159,998	97,168	73,915	116.5
Other accounts payable	434,972	469,886	350,757	24.0
PIS and COFINS to be refunded to costumers	3,817,773	3,805,985		
Tax, social security, labor and civil provisions	1,539,633	1,555,704	1,620,826	(5.0)
EQUITY	**19,538,243**	**20,250,518**	**18,109,128**	**7.9**
Attributed to controlling shareholders	19,237,507	19,959,111	17,764,684	8.3
Share capital	10,800,000	10,800,000	10,800,000	-
Equity valuation adjustments	340,538	353,349	575,887	(40.9)
Legal reserves	1,209,458	1,209,458	1,014,248	19.2
Retained earnings	6,088,855	6,088,855	4,846,239	25.6
Additional proposed dividends	-	1,507,449	-	-
Accrued earnings	798,656	-	528,310	51.2
Attributable to non-controlling interest	300,736	291,407	344,444	(12.7)
TOTAL	**47,204,146**	**46,784,665**	**38,300,102**	**23.2**

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4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT presented EBITDA of R$ 895.0 million in 1Q21, an increase of 41.7% in relation to the R$ 631.5 million in 1Q21. This result is mainly due to (i) the 51.9% increase in revenue from electricity sales to distributors (R$ 1,216.9 million in 1Q21 compared to R$ 801.3 million in 1Q20), due to the sale of 687 GWh of electricity produced by UEGA and the largest volume of electricity sold through bilateral contracts; (ii) the 59.1% increase with the use of the main transmission grid (R$ 248.6 million in 1Q21 compared to R$ 156.2 million in 1Q20) due to the reflexes of the periodic tariff review of the 60/2001 transmission agreement and the tariff readjustment applied to other transmission agreements and the entry into operation of new transmission assets of SPE Mata de Santa Genebra; partially offset by a 64.0% drop in revenue from electricity sales to final costumers (R$ 51.4 million in 1Q21 compared to R$ 142.9 in 1Q20), reflecting the lower volume of electricity sold to free consumers in the quarter compared to the same period of the previous year. Also noteworthy is the 252.1% increase in the result of “equity in earnings of subsidiaries” in the period (R$ 86.2 million in 1Q21 compared to R$ 24.5 million in 1Q20).

Operating costs and expenses increased 32.2%, mainly due to (i) a 144.6% increase in materials and supplies for power electricity, mainly due to the UEGA dispatch and; (ii) 208.1% growth in expenses with electricity purchased for resale (R$ 49.9 million in 1Q21 compared to R$ 16.2 million in 1Q20); partially offset by the lower (negative) effect on “provisions and reversals”, recording R$ 8.4 million in 1Q21 compared to the recording of R$ 60.4 million in 1Q20.

The following table shows the main indicators of Copel GeT:

24

Except for the extraordinary effects listed below, Copel GeT's adjusted EBITDA grew 30.0% compared to 1Q20.

Manageable costs, excluding provisions and reversals, grew by 22.5%, mainly due to (i) the 41.3% increase in the item “other operating costs and expenses”, mainly due to the greater impact of the financial compensation for the use of water resources and; (ii) the 33.2% increase in third-party services, basically due to the increase in expenses with maintenance of the electrical system.

Excluding the effects of profit sharing program (“PLR”) and performance premium (“PPD”), the personal and management account decreased by 2.1% in relation to the amounts recorded in 1Q20. We highlight the 3.89% salary adjustment applied in October 2020, according to a collective agreement

In 1Q21, Copel GeT recorded net income of R$ 478.5 million, 72.6% higher than the R$ 277.3 million recorded in 1Q20.

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4.2 Copel Distribuição

In 1Q21, Copel Distribuição recorded an EBITDA of R$ 341.8 million, a reduction of 19.1% compared to the R$ 422.7 million recorded in 1Q20, mainly due to (i) the 7.8% reduction revenue from electricity sales to final costumers, resulting from the 2.5% reduction in the volume of electricity sold to the captive market, due to the reduction in consumption by the commercial and industrial classes, reflecting the decrease in economic activity due to the COVID pandemic -19 and the migration of industrial consumers to the free market; (ii) the 7.5% increase in expenses with electricity purchased for resale, as a result of the higher costs of energy purchased at Aneel's new energy auctions (from new projects) and the increase in energy costs from Itaipu, as a result of the dollar exchange rate; and (iii) the 101.3% increase in expenses with charges of main transmission grid, due to the increase in costs with System Service Charges - ESS, due to the dispatch of thermal plants outside the order of merit, and with charges of use of the transmission system, as a result of the tariff review of the transmission companies, partially offset by the 1.4% growth with the use of the main distribution grid.

The following table shows the main indicators of Copel Distribuição:

No non-recurring events were identified that would affect EBITDA in 1Q20 and 1Q21. Therefore, there is no adjusted EBITDA in the quarters.

Manageable costs grew 10.6% compared to 1Q20, mainly due to (i) the 10.6% increase in personnel and management expenses, given the provisions for profit sharing program (PLR) and performance premium (PPD) and (ii) the 17.1% increase in expenses with third-party services, due to the increase in expenses with maintenance of the electrical system, partially offset by the 30.8% reduction in expenses with material, mainly due to the reduction in fuel costs in 1Q21.

26

Excluding the effects of provisions for Performance Incentive Program – “PPD”, Profit Sharing Program – “PLR”, and Indemnification for voluntary dismissal – “PDI”, the personal and management account registered a reduction of 2.4% in relation to the amounts recorded in 1Q20.

4.3 Copel Telecomunicações

In 1Q21, Copel Telecom recorded an EBITDA of R$ 46.1 million, an increase of 9.9% compared to an EBITDA of R$ 42.0 million recorded in 1Q20, mainly as a result of the 10.3% reduction in operating costs and expenses, due to the net record of reversals of R$ 1.6 million in 1Q21, compared to a net record of R$ 3.8 million in provisions in 1Q20, due to the reversal of provisions for labor disputes and for reduction recoverable value (impairment), partially offset by the 1.8% reduction in net operating revenue. The following table shows Copel Telecom's main indicators.

27

Adjusted EBITDA in 1Q21, considering the extraordinary effects listed below, was R $ 52.8 million, a result 6.6% better than that recorded in 1Q20.

As a result of the progress of the Copel Telecomunicações’ divestment process, Copel's Management concluded that, on September 30, 2020, the requirements of CPC 31 were met in order to classify the assets and liabilities of the telecommunications segment as held for sale and, still, for the disclosure of this segment as a discontinued operation. As a result, Copel Telecomunicações' revenues, costs and expenses are presented in a single line of Copel's consolidated income statement as of September 30, 2020 (except for depreciation / amortization of part of the assets that will be held at Copel after the sale and the items of "Personnel and management " and " Private pension and healthcare plans "). More information in note 41 of the ITR.

Manageable costs decreased by 1.0% compared to 1Q20, due to the reduction in expenses with third-party services and other operating costs, partially offset by the increase in personnel and management costs, given the provisions for profit sharing program (PLR) and performance premium (PPD).

28

Excluding the effects of provisions for Performance Incentive Program – “PPD”, Profit Sharing Program – “PLR” and Indemnification for voluntary dismissal – “PDI”, the personal and management account registered a drop of 4.6% in relation to the values recorded in 1Q20.

4.4 Copel Comercialização (Copel Mercado Livre)

In 1Q21, Copel Mercado Livre recorded an EBITDA of R$ 23.3 million, an amount 95.5% higher than the R$ 11.9 million in 1Q20, mainly reflecting the higher volume of electricity sold to free consumers and bilateral contracts and the increase in trading margins.

The main indicators of Copel Mercado Livre are as follows:

29

Except for extraordinary effects, adjusted EBITDA in 1Q21 was R$ 22.2 million, compared to R$ 8.3 million in 1Q20.

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies on March 31, 2021, is shown in the following table:

30

5. Investment Program

The following chart shows the investment program carried out in 1Q21 and scheduled for 2021:

31

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 5,051 GWh in 1Q21, a reduction of 2.5% in relation to 1Q20, mainly as a result of (i) the 11.4% reduction in commercial class consumption, reflecting the reduction in the level of economic activity after the beginning of the Covid-19 restriction measures and (ii) the 6% reduction in industrial class consumption, also reflecting the decrease in the level of economic activity in several areas due to the effects of the Covid-19 pandemic and due to the migration of industrial consumers to the free market, partially offset by the 4.2% increase in consumption in the residential segment, as a result of the social isolation measures implemented to combat Covid-19.

The following table shows the behavior of the captive market by consumption class:

For further details, access the Notice to the Market - IR 15/21 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, adjusted by removing consumers connected at 230 kV from the basis of comparison[1], increased 2,6% in 1Q21, as shown in the table below, mainly due to the 13.4% growth in consumption in the free market, reflecting the migration of consumers to the free market and the resumption of industrial production in the cellulose, paper and paper products manufacturing segment in Paraná.

[1] According to Aneel’s Normative Resolution no. 722/2016, consumers connected at 230kV voltage level must be part of the Basic Grid. The migration of these customers does not imply a reduction in revenue for the remuneration of the Distributor.

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6.3 Electricity Sales

Copel’s energy supply —the volume of energy sold to final customers, which comprises sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização — increased 3.1% between January and March 2021.

The breakdown of energy sales by segment is illustrated below:

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização totaled 15,783 GWh in the first quarter of 2021, an increase of 18% compared with the same period last year.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farms and Copel Comercialização:

33

TPP Araucária

Additionally, UTE Araucária had a significant dispatch in the first quarter of this year, due to the hydrological conditions in the South region and the reduction of energy available in the system. The comparison with the amount of energy produced by the thermoelectric plant in the same period in 2020 is shown in the table below:

34

35

6.5 Energy Flow

Energy Flow – Copel Dis

36

Energy Flow – Copel GeT

GWh

Energy Flow - Copel GeT	1Q21	1Q20	Var. %
Own Generation (net of losses)	4,895	2,168	125.8
Dona Francisca	34	35	(2.9)
Copel Comercialização	207	0	-
Other	0	0	-
MRE Receipt	0	2,164	(100.0)
Total Available Power	5,136	4,367	17.6
Bilateral Agreements	153	675	(77.3)
Bilateral Agreements - Copel Comercialização	3,314	1,783	85.9
CBR Agreements[1]	41	46	(10.9)
Free Customers	328	832	(60.6)
CCEAR – COPEL Distribuição	31	32	(3.1)
CCEAR – Other	588	568	3.5
Cession to the MRE	795	9	8,733.3
CCEE (MCP) - net of purchases	(114.0)	422.0	-

[1] Regulated Bilateral Contract - CBR

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Energy Flow – Wind Farms

GWh

Energy Flow - São Bento Energia	1Q21	1Q20	Var. %
Own Generation	86	46	87.0
CCEE (MCP)	62.0	-	-
Total Available Power	148	46	221.7
CCEAR – Other	94	95	(1.1)
CCEE (MCP)	63	-	-
Losses and differences	(9)	(49)	(81.6)

Energy Flow - Brisa Potiguar	1Q21	1Q20	Var. %
Own Generation	148	82	80.5
CCEE (MCP)	42.0	-	-
Total Available Power	190	82	131.7
CCEAR – Other	113	114	(0.9)
CER	72	73	(1.4)
CCEE (MCP)	42	0	-
Losses and differences	(37)	(105)	(64.8)

Energy Flow - Cutia	1Q21	1Q20	Var. %
Own Generation	171	110	55.5
Total Available Power	171	110	55.5
CER	154	156	(1.3)
Losses and differences	17	(46)	(137.0)

Energy Flow - Bento Miguel	1Q21	1Q20	Var. %
Own Generation	110	70	57
Total Available Power	110	70.0	57
CCEAR – COPEL Distribuição	8	8.0	-
CCEAR – Other	111	111.0	-
Losses and differences	(9)	(49)	(82)

38

Energy Flow – Copel Mercado Livre

39

Consolidated Energy Flow (Jan to Mar 2021)

40

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh

Tariff*	Amount Average MW	Mar/21 (1)	Dec/20 (2)	Mar/20 (3)	Var. % (1/3)
Itaipu [1]	583.9	362.6	335.6	358.6	1.1
Auction – CCEAR 2010 – H30	72.5	240.2	240.2	235.7	1.9
Auction – CCEAR 2010 – T15 [2]	60.1	58.5	218.2	153.7	(62.0)
Auction – CCEAR 2011 – H30	59.9	247.6	247.6	242.9	2.0
Auction – CCEAR 2011 – T15 [2]	54.2	435.8	420.9	192.5	126.4
Auction – CCEAR 2012 – T15 [2]	107.5	154.5	286.1	163.2	(5.3)
Auction 2016 - T20[2]	26.6	186.9	178.3	169.7	10.1
Angra	111.4	225.8	273.2	273.2	(17.4)
CCGF [5]	701.1	105.6	111.9	99.9	5.8
Santo Antônio	143.0	153.7	153.7	150.8	1.9
Jirau	237.9	135.2	135.2	132.7	1.9
Others Auctions [6]	563.1	210.3	235.4	176.5	19.1
Total / Tariff Average Supply	**2,721**	**207.43**	**216.18**	**195.81**	**5.9**

[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by
[3] Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law
[6] Products average price, without PROINFA.
With PIS/COFINS.

41

Sales to Final Customers Average Tariff Copel Distribuição

42

7. Capital Market

7.1 Capital Stock

COPEL's share capital is R$ 10,800 million, comprising shares with no par value. In March 2021, the Company's capital was represented as follows:

43

7.2 Stock Performance

In 2021, registered common shares (ON - CPLE3 code) and preferred class B preferred shares (PNB - CPLE6 code) of Copel were present in 100% of the trading sessions of Brasil Bolsa Balcão (B3). Outstanding shares totaled 68.93% of the Company's capital. At the end of March 2021, COPEL's market value, considering quotations from all markets, was R$ 17,822.9 million.

In the IEE (Electric Energy Sector Index) portfolio, Copel participates with 5.29%. In B3's Corporate Sustainability Index (ISE), Copel has a 1.94% stake.

At B3, ON shares (CPLE3) closed the period quoted at R$ 6.47 with a negative variation of 7.52%. PNB shares (CPLE6) closed the period quoted at R$ 6.55, with a negative variation of 12.58%. In the same period, the IBOVESPA had a negative variation of 2.0%.

On the New York Stock Exchange (NYSE), ON shares are traded at “Level 1”, in the form of ADR's, under the ELPVY code, and were present in 33% of the trading sessions, closing the period quoted at US$ 1.20 , with a negative variation of 13.67%. PNB shares are traded at “Level 3”, in the form of ADS’s, under the ELP code, and were present in 100% of the trading sessions, closing the period quoted at US$ 1.15, with a negative variation of 19.26%. In the same period, the DOW JONES index had a positive variation of 7.76%.

At LATIBEX (Latin American Stock Market in Euros), linked to the Madrid Stock Exchange, the Company's PNB shares are traded under the XCOP code and were present in 18% of the trading sessions, closing the period quoted at € 1.05 , with a positive variation of 10.53%. In the same period, the LATIBEX All Shares index had a positive change of 2.15%.

The table below summarizes Copel’s share prices in 2021.

44

The new Company Bylaws, approved by the Extraordinary General Meeting held on March 11, 2021, establishes the split of shares in the ratio of 1 to 10, with the shares being traded ex-split as of March 12 2021.

On March 17, 2021, the Company disclosed to the market the rules and conditions of its UNITs Program, which consist of the formation of Share Deposit Certificates, or UNITS, composed of one common ON share (CPLE3) and four preferred shares class “ B ”(CPLE6). At the end of the request period, on April 20, 2021, the non-controlling shareholders requested (i) the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into shares class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares into common shares; and (ii) the formation of 248,134,108 UNITs (CPLE11).

Successful, the UNITs Program was approved by Copel's Board of Directors on April 23, 2021.

45

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

46

8. Operating Performance

8.1 Power Generation

Assets in Operation

Below is the main information about Copel GeT’s power generating facilities and the power output in 2021:

47

On March 24, 2017 Copel GeT filed a notice of intention with Aneel to extend the concession agreement of the TPP Figueira, noting, however, that it will only sign the necessary agreements and/or amendments after learning and accepting the terms and the rules that will govern to the extension of the grant. Regarding the concession of UTE Figueira, which expired in March 2019, the Company is awaiting the conclusion of the process, which is pending at Aneel, for the conclusion of any Addendum. The plant is in the process of modernization and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, compared to the old plant.

Wind Farms

Copel has 24 wind farms in operation divided into the São Bento Energia, Copel Brisa Potiguar and Cutia Wind Complexes. In 2021, these wind farms generated 535.3 GWh of energy, as follows:

48

In addition, Copel GeT operates one plant under the quota system, as shown below:

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.8MW, out of which 604.9MW refer to Copel´s stake, as shown below:

49

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind complex, in the State of Rio Grande do Norte. The energy output of the enterprise was sold in the Fourth Reserve Energy Auction under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Under Construction

Bela Vista SHP

In August 2018 Copel was granted the right to build Bela Vista SHP with 29 MW of installed capacity. With an estimated investment of R$ 200.0 million, the project, which has 29.4 MW of installed capacity and assured power of 16.6 average MW, will be built on the Chopim River, close to the cities of São João and Verê, located in the southwest of the state of Paraná. At ANEEL's A-6/2018 auction, Bela vista sold the following:

50

Jandaíra Wind Farm Complex

On October 18, 2019, Copel GeT in consortium with the subsidiary Cutia Empreendimentos Eólicas, participated in the A-6 new power generation auction and sold 14.4 average MW of the Jandaíra wind farm complex, approximately 30% of the Assured Power, as follows:

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations clusters and the transmission lines in operation:

51

Subsidiary / SPC	Contract	Enterprise	TL	Substation		APR[1] with PA reduction (R$ million)	Concession Expiration
			Extension (km)	Amount	MVA		
Copel GeT	060/2001[2]	Several	2,072	34	12,352	505.4	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	11.6	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.1	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	12.7	11.18.2039
Copel GeT	001/2010	TL Araraquara II — Taubaté	334	-	-	32.0	10.05.2040
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	5.2	10.05.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	6.2	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	9.7	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	10.2	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	8.0	09.04.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	20.8	09.04.2044
Copel GeT	006/16[4]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste	195	3	900	119.1	04.06.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul Umuarama Sul Substation	160	1	300	12.8	01.11.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	300	19.9	05.09.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005	TL Ivaiporã - Londrina	120	-	-	37.1	03.04.2035
Subtotal Copel GeT [5]			**3,585**	**43**	**14,802**	**811.8**	
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste Santa Quitéria Substation / Cascavel Norte Substation	142	2	700	11.8	05.09.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	17.8	05.09.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	97.7	05.09.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	600	1	-	48.4	05.09.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	953	-	-	35.4	05.01.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	LT Estreito - Fernão Dias	342	-	-	52.2	09.04.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	LT Araraquara II - Bateias	885	1		124.6	
Subtotal SPEs [6]			**4,292**	**7**	**1,100**	**388.0**	
Total			**7,877**	**50**	**15,902**	**1199.8**	

[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2565/2019 of 06.28.2019.

[2] Renewed contract pursuant to Law 12,783/13.

[3] From the 10.31.2018 APR reduced 50%.

[4] In the implementation of the Andirá Leste and Medianeira substations, the construction of 38 km of sectioning lines, being 2 km for Contract 060/2001 and 36 km for non-Copel GeT TLs, which despite being covered by RAP, due to the investment will not be added to Copel's assets.

[5] Consolidated Income.

[6] Equity in Earning of Subsidiaries.

52

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement No. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045. The concession agreement imposes economic and financial efficiency and quality requirements. Failure to comply with the requirements for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following the execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in forfeiture proceedings. The following chart shows the goals set for Copel Distribuição in the first 5 years following the renewal of the concession agreement:

Operating Data

In the distribution business, Copel serves almost 4.9 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations at13.8 kV, 34.5 kV, 69 kV and 138 kV voltage levels.

53

Compact Distribution Lines

Copel Distribuição has continued to implement compact distribution lines in urban areas with a high concentration of trees in the vicinity of the distribution grids. This technology avoids the cutting down or trimming of trees and improves the quality of power supply by reducing the number of outages. At the end of March 2021, the total length of compact distribution lines in operation was 14,720km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. At the end of March 2021, the total length of installed secondary isolated lines was 20,141km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

Losses

With the losses below the percentage limits established by ANEEL, there was no disallowance regarding the values of losses contained in the CVA.

54

With losses below the percentage limits established by aneel, there was no disallowance of the loss values contained in the CVA.

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul made up of a high capacity intermunicipal transmission network and the access network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting customers to Copel Telecom’s data transmission network and providing the contracted services, totaling 1,122,432 homes passed.

On March 31, 2021, the carrier had 178,189 end customers with a 36,834km backbone / backhaul cable network, carrying data with ultra-speed and managing an optical ring that serves the 399 municipalities of the state of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

55

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, and service sectors, as shown below:

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 263.8MW of installed capacity to the Company's portfolio (in proportional to the Company’s stake in the enterprises).

56

Copel, in partnership with other companies, is also developing studies in the lower reaches of the Chopim river that may enable other hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects with the Energy Research Company - EPE to enable participation in the upcoming auctions to be organized by the Federal Government. Until the effective energy commercialization of the projects, their technical characteristics may be adjusted, since Copel's engineering team is conducting optimization studies, in order to make the projects more competitive., since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity of 459.3 MW:

57

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1Q21 at 6,625 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last years:

Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 142, 7 and 15 employees, respectively.

At the end of March 2021, Copel Distribuição had 4,865,973 customers, representing a consumer-to-employee ratio of 1,056.

58

9.2 Main Operational Indicators

59

9.3 Conference Call 1Q21 Results

Information about 1Q21 Results Conference Call:

>	Thursday, April 6, 2021, at 1 p.m. ET
>	Telephone: (+1 646) 843-6054
>	Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

60

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	1Q21	1Q20
CASH FLOWS FROM OPERATIONAL ACTIVITIES		
	-	-
Net income from continuing operations	759,239	504,753
Net income (loss) from discontinued operations	35,935	6,163
Net income	**795,174**	**510,916**
	-	-
Adjustments to reconcile net income for the period with cash	**867,657**	**1,307,164**
Unrealized monetary and EXCHANGE variation and debt charges - net	109,984	184,806
Interest - bonus from the grant of concession agreements under the quota system	(30,795)	(20,200)
Remuneration of transmission concession contracts	(198,289)	(109,468)
Recovery of PIS / Pasep and Cofins on ICMS	(3,400)	-
Income tax and social contribution	282,105	257,315
Deferred income tax and social contribution	(14,256)	(33)
Equity in earnings of investees	(86,734)	(22,872)
Appropriation of acturial calculation of post-employment benefits	29,128	23,589
Appropriation of pension and healthcare contributions	31,078	30,606
Creation for research and development and energy efficiency programs	41,137	35,034
Recognition of fair value of assets related to concession compensation	(28,870)	(9,187)
Sectorial financial assets and liabilities result	(397,078)	64,923
Depreciation and amortization	256,976	249,910
Net operating estimated losses, provisions and reversals	74,864	129,602
Realization of added value in business combinations	(180)	(180)
Fair value in energy purchase and sale operations	(1,133)	(3,592)
Derivatives fair value	(3,899)	(24,607)
Loss on disposal of accounts receivable related to concession	85	5
Loss on disposal of contract assets	902	1,041
Loss on disposal of property, plant and equipment	2,610	3,698
Loss on disposal of intangible assets	8,258	5,851
Result of write-offs of use rights of assets and liabilities of leases - net	(10)	7
Decrease (increase) in assets	**342,662**	**336,844**
Increase (decrease) in liabilities	**(464,186)**	**(475,284)**
CASH GENERATED FROM OPERATING ACTIVITIES	**746,133**	**1,168,724**
Income tax and social contribution paid	(146,433)	(213,046)
Loans and financing - interest due and paid	(40,753)	(49,529)
Debentures - interest due and paid	(67,877)	(130,425)
Charges for lease liabilities paid	(753)	(1,853)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	**490,317**	**773,871**
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	**33,404**	**56,712**
NET CASH GENERATED FROM OPERATING ACTIVITIES	**523,721**	**830,583**
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Financial investments	(16,182)	(33,961)
Loans and financing granted to related parties	-	-
Receipt of loans and financing granted to related parties	-	-
Additions to contract assets	(339,305)	(174,140)
Acquisitions of subsidiaries - effect on cash	-	-
Investment disposal	-	-
Additions in investments	(100)	(25,351)
Capital reduction of investees	-	228
Additions to property, plant and equipment	(51,628)	(83,575)
Additions to intangible assets	(2,023)	(1,124)
	-	-
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	**(409,238)**	**(317,923)**
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	**(23,474)**	**(22,471)**
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	**(432,712)**	**(340,394)**
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
Payments of principal - loans and financing	(53,319)	(93,385)
Payments of principal - debentures	(314,012)	(313,696)
Amortization of principal of lease liabilities	(12,676)	(7,496)
Dividends and interest on own capital paid	(18,631)	(5)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(384,496)**	**(414,582)**
NET CASH GENERATED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(754)	(2,377)
NET CASH USED FROM FINANCING ACTIVITIES	**(385,250)**	**(416,959)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	**(294,241)**	**73,230**
Cash and cash equivalents at the beginning of the period	3,222,768	2,941,727
Cash and cash equivalents at the end of the period	2,924,126	2,986,997
Change in cash and cash equivalents from discontinued operations	4,401	27,960
CHANGE IN CASH AND CASH EQUIVALENTS	**(294,241)**	**73,230**

61

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

62

Income Statement – Copel Distribuição

63

Income Statement – Copel Telecomunicações

64

Income Statement – Copel Comercialização

65

Exhibit III – Financial Statements by Company

Balance Sheet by Company

66

67

R$'000

Liabilities - Mar-21	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	2,077,956	4,850,378	104,223	160,814	105,132	325,285	435,786	241,564	31,960	80,927	20,210	2,753,092	(983,493)	10,203,834
Social charges and accruals	176,131	492,638	39,540	9,546	410	516	5,955	45	2	-	11	18,584	-	743,378
Associated companies and parent company	5,100	8,369	-	-	-	27,348	188	5,955	194	380	75	285,755	(333,364)	-
Suppliers	305,177	1,272,588	16,639	44,381	3,105	254,927	347,095	29,590	995	27,389	19,844	5,134	(289,944)	2,036,920
Income Tax and Social Contribution payable	79,080	689,951	3,215	1,919	-	5,213	1,805	4,754	640	34,131	9	-	(3,215)	817,502
Other taxes	23,141	378,467	7,436	7,658	1,847	3,316	4,406	4,396	251	6,020	220	1,137	(7,436)	430,859
Loans and financing	128,620	13,194	-	-	-	-	-	55,159	7,912	-	-	2,251	(3,238)	203,898
Debentures	739,363	769,841	30,054	11,609	-	-	-	43,297	-	-	-	1,519	(30,054)	1,565,629
Dividends payable	489,108	440,368	-	75,474	-	30,717	29,803	55,528	20,377	-	51	2,437,581	(1,098,302)	2,480,705
Post employment benefits	17,592	48,790	2,507	-	-	-	53	34	-	-	-	220	-	69,196
Customer charges due	11,665	13,788	-	-	-	-	-	-	189	5,360	-	-	-	31,002
Research and development and energy efficiency	64,650	354,730	-	-	8,552	3,155	-	-	1,007	2,604	-	-	-	434,698
Payables related to concession	6,796	-	-	-	89,850	-	-	-	-	-	-	-	-	96,646
Sectorial financial liabilities	-	90,582	-	-	-	-	-	-	-	-	-	-	-	90,582
Other accounts payable	10,348	28,591	3,218	2,187	135	90	61	86	-	-	-	328	(3,218)	41,826
Other bills to pay	21,185	126,041	1,614	8,040	1,233	3	46,420	42,720	393	5,043	-	583	(1,614)	251,661
PIS and Cofins to be refunded to consumers	-	122,440	-	-	-	-	-	-	-	-	-	-	-	122,440
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets classified as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	786,892	786,892
NON-CURRENT	5,290,142	8,063,821	749,661	85,426	640,143	6,660	376,034	1,724,699	60,879	1,232	2,669	1,625,289	(1,164,586)	17,462,069
Associated companies and parent company	-	-	-	-	-	-	-	308,118	-	-	-	5,851	(313,969)	-
Suppliers	142,218	-	-	-	-	-	-	-	-	-	-	-	-	142,218
Deferred income tax and social contribution	383,287	-	-	33,225	-	-	82,514	13,342	13,372	-	4	-	(11,146)	514,598
Tax liabilities	47,836	557,452	14,761	-	-	4,638	292	345	-	-	-	3,033	(14,762)	613,595
Loans and financing	1,309,149	180,637	-	-	-	-	-	788,051	38,952	-	-	792,664	(153,979)	2,955,474
Debentures	2,257,264	1,615,732	640,166	-	-	-	-	538,053	-	-	-	499,692	(640,166)	4,910,741
Post-employment benefits	417,706	946,436	47,102	10,334	-	660	3,354	547	-	-	-	10,079	-	1,436,218
Research and development and energy efficiency	63,006	183,360	-	-	-	-	-	-	1,624	1,232	-	-	-	249,222
Payables related to the concession	47,570	-	-	-	640,057	-	-	-	-	-	-	-	-	687,627
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables	52,435	89,807	18,395	11,697	86	511	1,586	640	-	-	-	3,236	(18,395)	159,998
Tax, social security, labor and civil provisions	36,921	6,063	-	29,621	-	-	287,743	73,024	-	-	-	7,876	(6,276)	434,972
PIS/Cofins to be refunded to consumers	-	3,817,773	-	-	-	-	-	-	-	-	-	-	-	3,817,773
Provisions for litigation	532,750	666,561	29,237	549	-	851	545	2,579	6,931	-	2,665	302,858	(5,893)	1,539,633
EQUITY	11,202,108	7,386,218	709,788	518,858	(8,965)	261,639	376,974	4,393,168	416,802	675,321	208,771	19,237,507	(25,839,946)	19,538,242
Attributable to controlling shareholders	11,202,108	7,386,218	709,788	518,858	(8,965)	261,639	376,974	4,393,168	416,802	675,321	208,771	19,237,507	(26,140,682)	19,237,507
Capital	5,765,226	5,341,443	695,423	220,966	35,503	425,662	159,090	4,450,307	159,941	406,363	194,062	10,800,000	(17,853,986)	10,800,000
Advance for Future Capital Increase	-	-	5,000	-	-	-	29,850	9,610	-	3,145	14,935	-	(62,540)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	557,147	(213,925)	446	(2,090)	256	239	(1,437)	1,627	-	-	-	340,538	(342,263)	340,538
Legal Reserves	657,881	263,850	9,310	42,326	-	-	14,689	14,623	16,139	16,155	-	1,209,458	(1,034,973)	1,209,458
Retained earnigs	3,137,130	1,400,828	-	233,858	-	-	156,901	169,521	202,117	-	-	6,088,855	(5,300,355)	6,088,855
Additional proposed dividends	602,540	420,718	-	-	-	-	-	-	14,541	179,822	-	-	(1,217,621)	-
Accrued earnings (losses)	482,184	173,304	(391)	23,798	(44,724)	(164,262)	17,881	(252,520)	24,064	69,836	(226)	798,656	(328,944)	798,656
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	300,736	300,736
TOTAL	18,570,207	20,300,418	1,563,669	765,099	736,308	593,582	1,188,794	6,359,431	509,641	757,480	231,650	23,615,888	(27,988,025)	47,204,146

68

Liabilities - Dec-20	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	FDA	Bela Vista	Holding	Eliminations	Consolidated
CURRENT	**2,346,758**	**5,156,702**	**98,908**	**173,144**	**95,465**	**309,265**	**304,379**	**228,743**	**32,185**	**46,027**	**9,655**	**2,063,949**	**(1,210,788)**	**9,654,392**
Social charges and accruals	164,298	451,683	36,263	8,408	377	603	5,579	56	2	-	18	16,759	-	684,046
Associated companies and parent company	6,762	10,567	62	-	-	33,575	257	7,221	260	502	109	283,650	(342,965)	-
Suppliers	282,700	1,632,903	16,986	41,968	2,280	227,158	221,517	22,556	1,459	26,828	8,891	3,184	(197,123)	2,291,307
Income Tax and Social Contribution payable	71,776	584,120	-	-	-	12,430	-	6,403	527	6,568	7	-	-	681,831
Other taxes	47,342	419,029	10,372	7,374	1,492	2,882	3,144	4,135	240	3,439	579	952	(10,372)	490,608
Loans and financing	127,489	16,251	-	-	-	-	-	55,263	7,920	-	-	512,086	(1,332)	717,677
Debentures	751,926	769,742	28,064	20,252	-	-	-	37,519	-	-	-	301,972	(28,064)	1,881,411
Dividends payable	769,108	440,368	-	84,634	-	30,717	29,803	55,528	20,146	-	51	944,274	(1,382,742)	991,887
Post employment benefits	17,634	48,716	2,565	-	-	-	56	34	-	-	-	226	-	69,231
Customer charges due	13,877	15,565	-	-	-	-	-	-	224	4,046	-	-	-	33,712
Research and development and energy efficiency	60,712	305,832	-	-	8,376	1,781	-	-	1,014	2,471	-	-	-	380,186
Payables related to concession	6,673	-	-	-	82,278	-	-	-	-	-	-	-	-	88,951
Sectorial financial liabilities	-	188,709	-	-	-	-	-	-	-	-	-	-	-	188,709
Other accounts payable	9,571	28,953	3,011	1,984	145	117	34	110	-	-	-	279	(3,011)	41,193
Provisions for litigation	16,890	122,426	1,585	8,524	517	2	43,989	39,918	393	2,173	-	567	(1,584)	235,400
NON-CURRENT	**5,240,861**	**8,037,472**	**731,506**	**81,230**	**596,278**	**6,603**	**391,797**	**1,719,043**	**60,897**	**931**	**1,972**	**1,111,732**	**(1,100,568)**	**16,879,754**
Associated companies and parent company	-	-	-	-	-	-	-	283,043	-	-	-	5,851	(288,894)	-
Suppliers	145,145	-	-	-	-	-	-	-	-	-	-	-	-	145,145
Deferred income tax and social contribution	360,079	-	-	28,500	-	-	79,653	13,934	13,155	207	20	-	(11,210)	484,338
Tax liabilities	47,125	567,157	13,401	-	-	4,602	278	343	-	-	-	2,978	(13,401)	622,483
Loans and financing	1,333,066	168,095	-	-	-	-	-	801,117	40,899	-	-	266,682	(139,005)	2,470,854
Debentures	2,243,612	1,601,316	629,526	-	-	-	-	531,825	-	-	-	499,317	(629,526)	4,876,070
Post-employment benefits	413,881	939,269	46,703	10,121	-	643	3,292	545	-	-	-	9,929	-	1,424,383
Research and development and energy efficiency	63,675	218,883	-	-	-	-	-	-	1,543	724	-	-	-	284,825
Payables related to the concession	46,755	-	-	-	596,158	-	-	-	-	-	-	-	-	642,913
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables	19,521	63,183	8,729	12,468	120	511	86	572	-	-	-	707	(8,729)	97,168
Tax, social security, labor and civil provisions	37,697	6,897	-	29,507	-	-	308,127	85,722	-	-	-	1,936	-	469,886
EQUITY	**10,732,735**	**7,212,914**	**735,179**	**495,060**	**13,490**	**238,211**	**356,923**	**4,413,346**	**392,970**	**605,485**	**208,911**	**19,959,111**	**(25,113,817)**	**20,250,517**
Attributable to controlling shareholders	**10,732,735**	**7,212,914**	**735,179**	**495,060**	**13,490**	**238,211**	**356,923**	**4,413,346**	**392,970**	**605,485**	**208,911**	**19,959,111**	**(25,405,224)**	**19,959,111**
Capital	5,765,226	5,341,443	695,423	220,966	35,503	425,662	159,090	4,478,307	159,941	406,363	194,062	10,800,000	(17,881,986)	10,800,000
Advance for Future Capital Increase	-	-	30,000	-	-	-	27,680	4,534	-	3,145	14,935	-	(80,294)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	569,958	(213,925)	446	(2,090)	256	239	(1,437)	1,627	-	-	-	353,349	(355,074)	353,349
Legal Reserves	657,881	263,850	9,310	42,326	-	-	14,689	14,623	17,066	16,155	-	1,209,458	(1,035,900)	1,209,458
Retained earnigs	3,137,130	1,400,828	-	233,858	-	-	156,901	169,521	201,746	-	-	6,088,855	(5,299,984)	6,088,855
Additional proposed dividends	602,540	420,718	-	-	-	-	-	-	14,217	179,822	-	1,507,449	(1,217,297)	1,507,449
Accrued earnings (losses)	-	-	-	-	(22,269)	(187,690)	-	(255,266)	-	-	(86)	-	465,311	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	**291,407**	**291,407**
TOTAL	**18,320,355**	**20,407,089**	**1,565,590**	**749,435**	**705,231**	**554,077**	**1,053,099**	**6,361,132**	**486,052**	**652,443**	**220,538**	**23,134,792**	**(27,425,173)**	**46,784,664**

69

Income Statement by Company

R$'000

Income Statement 1T21	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Mercado Livre	Wind Farms	Costa Oeste SPC, Marumbi SPC and Uirapuru SPC	Holding	FDA	Bela Vista	Eliminations	Consolidated
	Generation	Transmission													
NET OPERATING INCOME	**607,551**	**273,221**	**3,074,590**	**95,707**	**159,555**	**49,755**	**378,382**	**894,499**	**118,182**	**29,009**	**-**	**184,405**	**-**	**(879,063)**	**4,985,793**
Electricity sales to final customers	51,411	-	1,299,652	-	-	-	-	400,271	-	-	-	-	-	(618)	1,750,716
Electricity sales to distributors	536,033	-	34,691	-	-	49,755	378,382	492,774	118,182	-	-	184,395	-	(641,876)	1,152,336
Use of the main distribution and transmission grid (TUSD/ TUST)	-	227,707	974,424	-	-	-	-	-	-	27,287	-	-	-	(104,496)	1,124,922
Construction revenue	-	38,402	331,409	-	2,747	-	-	-	-	1,722	-	-	-	-	374,280
Fair value of assets from the indemnity for the concession	-	-	13,629	-	15,241	-	-	-	-	-	-	-	-	-	28,870
Telecommunications	-	-	-	94,638	-	-	-	-	-	-	-	-	-	(94,638)	-
Distribution of piped gas	-	-	-	-	141,570	-	-	-	-	-	-	-	-	(6,701)	134,869
Sectoral assets and liabilities result	-	-	360,349	-	-	-	-	-	-	-	-	-	-	-	360,349
Other operating revenues	20,107	7,112	60,436	1,069	(3)	-	-	1,454	-	-	-	10	-	(30,734)	59,451
OPERATING COSTS AND EXPENSES	**(301,780)**	**(96,382)**	**(2,832,810)**	**(83,121)**	**(122,592)**	**(16,087)**	**(350,241)**	**(871,233)**	**(89,631)**	**(3,598)**	**(30,744)**	**(77,851)**	**(178)**	**849,940**	**(4,026,306)**
Energy purchased for resale	(30,162)	-	(1,411,519)	-	-	-	-	(865,348)	(6,811)	-	-	(12,935)	-	640,479	(1,686,296)
Charges of the main distribution and transmission grid	(71,425)	-	(539,460)	-	-	(4,056)	(6,934)	-	(6,805)	-	-	(35,569)	-	103,967	(560,282)
Personnel and management	(50,231)	(32,873)	(184,260)	(16,697)	(9,703)	(1,038)	(1,259)	(3,537)	(3,174)	(182)	(5,780)	(356)	(160)	-	(309,250)
Private pension and health plans	(10,414)	(6,862)	(39,002)	(2,683)	(1,291)	(51)	(170)	(398)	(220)	(12)	(707)	(24)	(4)	-	(61,838)
Materials	(1,730)	(1,092)	(13,049)	(560)	(178)	(63)	(3)	(5)	(293)	(30)	(130)	(99)	-	560	(16,672)
Raw material and supplies - energy production	-	-	-	-	-	-	(326,375)	-	-	-	-	-	-	6,213	(320,162)
Natural gas and supplies for gas business	-	-	-	-	(95,008)	-	-	-	-	-	-	-	-	-	(95,008)
Third-party services	(16,621)	(7,381)	(118,233)	(14,751)	(2,738)	(2,616)	(8,136)	(855)	(22,855)	(1,401)	(6,345)	(9,186)	(1)	44,038	(167,081)
Depreciation and amortization	(76,058)	(2,770)	(100,054)	(33,546)	(10,061)	(6,965)	(6,036)	(27)	(40,370)	(7)	(547)	(12,351)	(2)	31,818	(256,976)
Provisions and reversals	(2,436)	(3,405)	(60,992)	1,586	316	-	(799)	(407)	(1,812)	48	(11,653)	-	-	4,690	(74,864)
Construction cost	-	(37,494)	(331,409)	-	(2,747)	-	-	-	-	(1,722)	-	-	-	-	(373,372)
Other operating costs and expenses	(42,703)	(4,505)	(34,832)	(16,470)	(1,182)	(1,298)	(529)	(656)	(7,291)	(292)	(5,582)	(7,331)	(11)	18,175	(104,506)
EQUITY IN EARNINGS OF SUBSIDIARIES	**80,434**	**107,247**	**-**	**-**	**-**	**-**	**-**	**-**	**9,329**	**-**	**654,695**	**-**	**-**	**(764,971)**	**86,734**
OPERATIONAL EXPENSES / INCOME	**386,205**	**284,086**	**241,780**	**12,586**	**36,963**	**33,668**	**28,141**	**23,266**	**37,880**	**25,411**	**623,951**	**106,554**	**(178)**	**(794,094)**	**1,046,221**
FINANCIAL RESULTS	**(37,004)**	**(23,723)**	**23,720**	**(13,209)**	**(392)**	**(67,719)**	**273**	**3,826**	**(31,190)**	**(414)**	**112,281**	**1,160**	**49**	**13,210**	**(19,132)**
Income tax and social contribution on profit	12,261	3,372	111,302	6,414	2,249	4,156	2,269	3,834	4,683	309	124,295	1,365	49	(8,229)	268,329
Deferred income tax and social contribution on profit	(49,265)	(27,095)	(87,582)	(19,623)	(2,641)	(71,875)	(1,996)	(8)	(35,873)	(723)	(12,014)	(205)	-	21,439	(287,461)
EARNINGS BEFORE INCOME TAXES	**349,201**	**260,363**	**265,500**	**(623)**	**36,571**	**(34,051)**	**28,414**	**27,092**	**6,690**	**24,997**	**736,232**	**107,714**	**(129)**	**(780,884)**	**1,027,088**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(89,311)**	**(50,881)**	**(92,196)**	**232**	**(12,773)**	**11,596**	**(4,986)**	**(9,211)**	**(3,944)**	**(933)**	**15,562**	**(37,878)**	**(11)**	**6,885**	**(267,849)**
Income tax and social contribution on profit	-	-	(105,831)	(3,401)	(8,048)	-	(6,956)	(6,350)	(4,536)	(716)	-	(38,428)	(27)	9,172	(282,105)
Deferred income tax and social contribution	-	-	13,635	3,633	(4,725)	11,596	1,970	(2,861)	592	(217)	15,562	550	16	(2,287)	14,256
NET INCOME FROM CONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	751,794	-	-	(773,999)	759,239
NET INCOME FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	46,476	-	-	(6,074)	35,935
NET INCOME	**259,890**	**209,482**	**173,304**	**(391)**	**23,798**	**(22,455)**	**23,428**	**17,881**	**2,746**	**24,064**	**798,270**	**69,836**	**(140)**	**(780,073)**	**795,174**
Attributed to controlling shareholders - continued operations															2,759,280
Attributed to controlling shareholders - discontinued operations															46,476
Attributed to non-controlling interest															(19,454)
EBITDA	462,263	286,856	341,834	46,132	47,024	40,633	34,177	23,293	78,250	25,418	624,498	118,905	(176)	(825,912)	1,303,196

70

71

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 5, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.